Exhibit 4.4.4

Dated 23 October 2015

PYXIS TANKERS INC.

as Guarantor

and

COMMERZBANK AKTIENGESELLSCHAFT

as Lender

GUARANTEE

relating to
a Loan Agreement dated 26 September 2007

	Index
Clause		Page

1	Interpretation	1
2	Guarantee	2
3	Liability as Principal and Independent Debtor	2
4	Expenses	3
5	Adjustment of Transactions	3
6	Payments	3
7	Interest	3
8	Subordination	4
9	Enforcement	4
10	Representations and Warranties	4
11	Undertakings	6
12	Judgments and Currency Indemnity	8
13	Set-off	8
14	Supplemental	9
15	Assignment	10
16	Notices	10
17	Invalidity of Loan Agreement	11
18	Governing Law and Jurisdiction	11
Schedule 1		13
Execution Page		14

THIS GUARANTEE is made on 23 October 2016

PARTIES

(1)

PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (the "Guarantor")

(2)

COMMERZBANK AKTIENGESELLSCHAFT (legal successor of Deutsche Schiffsbank Aktiengesellschaft), acting through its office at Domstrasse 18, 20095 Hamburg, Germany (the "Lender", which expression includes its successors and assigns)

BACKGROUND

(A)

By a loan agreement dated 26 September 2007 (as amended by a supplemental agreement dated 28 May 2010, a second supplemental agreement dated 1 December 2010, a third supplemental agreement dated 23 October 2015 and as may be further amended and supplemented from time to time), and made between (i) Thirdone Corp. and Secondone Corp. as joint and several borrowers (the “Borrowers”) and (ii) the Lender it was agreed that the Lender would make available to the Borrowers a term loan facility of (originally) up to US$24,560,000.

(B)	The execution and delivery to the Lender of this Guarantee is one of the conditions precedent to the continued availability of the facility under the said Loan Agreement.

OPERATIVE PROVISIONS

1	Interpretation
1.1	Defined expressions

Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms

In this Guarantee:

"bankruptcy" includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

"Effective Date" has the meaning given to it in the Third Supplemental Agreement;

"Fleet Vessels" means any ships (including, but not limited to, the Ships and the Collateral Ship) from time to time directly or indirectly owned by the Guarantor and, in the singular means any of them;

"IPO" means any initial registered public offering, public listing, merger or reverse takeover transaction, floatation or similar public offering on a Stock Exchange in respect of the Guarantor;

"Loan Agreement" means the loan agreement dated 26 September 2007 referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise; and

"Stock Exchange" means any of the stock exchanges of New York or London or Hong Kong individually or combined or any other stock exchange market acceptable to the Lender in its discretion, such acceptance not to be unreasonably withheld or delayed.

1.3	Application of construction and interpretation provisions of Loan Agreement

Clause 1.2 and 1.4 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

2	Guarantee
2.1	Guarantee and indemnity

The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Borrowers under or in connection with the Loan Agreement and every other Finance Document;
(b)	undertakes to pay to the Lender, on the Lender's demand, any such amount which is not paid by the Borrowers when payable; and
(c)

fully indemnifies the Lender on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Lender as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Lender would otherwise have been entitled to recover.

2.2	No limit on number of demands

The Lender may serve more than one demand under Clause 2.1.

3	Liability as Principal and Independent Debtor
3.1	Principal and independent debtor

The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences

Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against the Lender in respect of:

(a)	any amendment or supplement being made to the Finance Documents;
(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents;
(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents;
(d)

any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.
4	Expenses
4.1	Costs of preservation of rights, enforcement etc.

The Guarantor shall pay to the Lender on its demand the amount of all expenses incurred by the Lender in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.

4.2	Fees and expenses payable under Loan Agreement

Clause 4.1 is without prejudice to the Guarantor's liabilities in respect of the Borrowers' obligations under clause 20 of the Loan Agreement and under similar provisions of other Finance Documents.

5	Adjustment of Transactions
5.1	Reinstatement of obligation to pay

The Guarantor shall pay to the Lender on its demand any amount which the Lender is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of any of the Borrowers on the ground that the Loan Agreement, or a payment by any of the Borrowers, was invalid or on any similar ground.

6	Payments
6.1	Method of payments

Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;
(b)	to such account as the Lender may from time to time notify to the Guarantor;
(c)	without any form of set‑off, cross‑claim or condition; and
(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.
6.2	Grossing-up for taxes

If the Guarantor is required by law to make a tax deduction, the amount due to the Lender shall be increased by the amount necessary to ensure that the Lender receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

7	Interest
7.1	Accrual of interest

Any amount due under this Guarantee shall carry interest after the date on which the Lender demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement.

7.2	Calculation of interest

Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 6 of the Loan Agreement.

7.3	Guarantee extends to interest payable under Loan Agreement

For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 6 of the Loan Agreement.

8	Subordination
8.1	Subordination of rights of Guarantor

All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against any of the Borrowers, any other Security Party or their respective assets shall be fully subordinated to the rights of the Lender under the Finance Documents; and in particular, the Guarantor shall not throughout the Security Period:

(a)

claim, or in a bankruptcy of any of the Borrowers or any other Security Party prove for, any amount payable to the Guarantor by any of the Borrowers or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;
(c)	claim to set-off any such amount against any amount payable by the Guarantor to any of the Borrowers or any other Security Party; or
(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by the Lender under a Finance Document.
9	Enforcement
9.1	No requirement to commence proceedings against Borrowers

The Lender will not need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters

However, as against the Guarantor:

(a)	any final and un-appealable judgment or order of a court in England or the Marshall Islands in connection with the Loan Agreement; and
(b)	any statement or admission of any of the Borrowers in connection with the Loan Agreement,

shall be binding and conclusive as to all matters of fact and law to which it relates.

10	Representations and Warranties
10.1	General

The Guarantor represents and warrants to the Lender as follows.

10.2	Status

The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Marshall Islands.

10.3	Corporate power

The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute this Guarantee; and
(b)	to make all the payments contemplated by, and to comply with, this Guarantee.
10.4	Consents in force

All the consents referred to in Clause 10.3 remain in force and nothing has occurred which makes any of them liable to revocation.

10.5	Legal validity

This Guarantee constitutes the Guarantor's legal, valid and binding obligations enforceable against the Guarantor in accordance with its terms subject to any relevant insolvency laws affecting creditors' rights generally.

10.6	No conflicts

The execution by the Guarantor of this Guarantee and its compliance with this Guarantee will not involve or lead to a contravention of:

(a)	any law or regulation; or
(b)	the constitutional documents of the Guarantor; or
(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.
10.7	No withholding taxes

All payments which the Guarantor is liable to make under this Guarantee may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.8	No default

To the knowledge of the Guarantor, no Event of Default or Potential Event of Default has occurred.

10.9	Information

All information which has been provided in writing by or on behalf of the Guarantor to the Lender in connection with any Finance Document satisfied the requirements of Clause 11.2; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.4(a); and there has been no material adverse change in the financial position or state of affairs of the Guarantor from that disclosed in the latest of those accounts.

10.10	No litigation

No legal or administrative action against the Guarantor has been commenced or taken or, to the Guarantor's knowledge, is likely to be commenced or taken which, in either case, if adversely determined, would be reasonably expected to have a material adverse effect on the Guarantor’s financial position.

11	Undertakings
11.1	General

The Guarantor undertakes with the Lender to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Lender may otherwise permit.

11.2	Information provided to be accurate

All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial statements

The Guarantor will send to the Lender:

(a)

as soon as possible, but in no event later than 120 days after the end of each financial year of the Guarantor, the audited accounts of the Guarantor (commencing with the financial statements relating to the financial year of the Guarantor ending 31 December 2015);

(b)

as soon as possible, but in no event later than 90 days after the end of each quarter in each financial year of the Guarantor unaudited accounts of the Guarantor (commencing with the account for the 3-month period ending on 31 March 2016) certified as to their correctness by the chief financial officer of the Guarantor; and

(c)

together with the set of accounts referred to in paragraph (a) above a compliance certificate on an annual basis in the form set out in Schedule 1 and together with the set of accounts referred to in paragraph (b) above a compliance certificate on a quarterly basis in the form set out in Schedule 1.

11.4	Form of financial statements

All accounts (audited and unaudited) delivered under Clause 11.3 will:

(a)	be prepared in accordance with all applicable laws and generally accepted accounting principles consistently applied;
(b)	give a true and fair view of the state of affairs of the Guarantor at the date of those accounts and of its profit for the period to which those accounts relate; and
(c)	fully disclose or provide for all significant liabilities of the Guarantor.
11.5	Shareholder and creditor notices

The Guarantor will send to the Lender, at the same time as they are despatched, copies of all communications which are despatched to the Guarantor's shareholders or creditors or any class of them, which are material to the terms of this Guarantee and/or the obligations of the Guarantor hereunder, except for any communications which are publicly available.

11.6	Consents

The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Lender of, all consents required:

(a)	for the Guarantor to perform its obligations under this Guarantee;
(b)	for the validity or enforceability of this Guarantee,

and the Guarantor will comply with the terms of all such consents.

11.7	Notification of litigation

The Guarantor will provide the Lender with details of any legal or administrative action involving the Guarantor as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of this Guarantee.

11.8	Notification of default

The Guarantor will notify the Lender as soon as the Guarantor becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default; or
(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred,

and will thereafter keep the Lender fully up-to-date with all developments.

11.9	Maintenance of status

The Guarantor will maintain its separate corporate existence, except as permitted by clause 11.13 and remain in good standing under the laws of the Marshall Islands.

11.10	Negative pledge

The Guarantor shall procure that neither of the Borrowers will create or permit to arise any Security Interest over any asset present or future except Security Interests created or permitted by the Finance Documents and except for Permitted Security Interests.

11.11	No disposal of assets, change of business

The Guarantor:

(a)

shall procure that neither of the Borrowers will transfer, lease or otherwise dispose of all or a substantial part of their assets, whether by one transaction or a number of transactions, whether related or not; or

(b)	will not make any substantial change to the nature of its business from that existing at the date of this Guarantee.
11.12	No merger etc.

The Guarantor shall not, and shall procure that the Borrowers will not, enter into any form of merger, sub-division, amalgamation or other reorganisation other than in relation to the IPO.

11.13	Maintenance of ownership of Borrowers

The Guarantor shall remain the legal holder and direct beneficial owner of the entire issued and allotted share capital of the Borrowers, free from any Security Interest, except that created in favour of the Lender.

11.14	Financial Covenants

The Guarantor undertakes:

(a)

to maintain (either directly or through its subsidiaries) in bank accounts held with the Lender or any other bank, on each of December 31, 2015 and March 31, 2016, cash deposits of a minimum amount of the higher of (i) $4,500,000 in aggregate and (ii) $750,000 per Fleet Vessel; and

(b)

to maintain (either directly or through its subsidiaries) in bank accounts held with the Lender or any other bank, on June 30, 2016 and thereafter on each of September 30, December 31, March 31 and June 30 of each year during the Security Period, cash deposits of a minimum amount of the higher of (i) $5,000,000 in aggregate and (ii) $750,000 per Fleet Vessel (together, the "Minimum Cash") of which $2,500,000 shall be freely available and unencumbered cash under deposit by the Guarantor.

At any time that the number of Fleet Vessels exceeds ten in total, the Minimum Cash requirement shall be reduced to an amount of $500,000 for each Fleet Vessel that exceeds ten.

If the Lender requires evidence of the Minimum Cash applicable on a date referred to hereinabove following receipt of the respective Compliance Certificate provided to the Lender under Clause 11.3(c) and referring to the period ending on such date (the “Specified Date”), the Guarantor will provide the Lender with copies of bank statements evidencing the existence of the Minimum Cash on such Specified Date within 5 Business Days of the Lender's relevant written request.

12	Judgments and Currency Indemnity
12.1	Judgments relating to Loan Agreement

This Guarantee shall cover any amount payable by any of the Borrowers under or in connection with any judgment relating to the Loan Agreement.

12.2	Currency indemnity

In addition, clause 21.4 of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

13	Set-off
13.1	Application of credit balances

After the occurrence of an Event of Default, which is continuing, the Lender may without prior notice:

(a)

apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of the Lender in or towards satisfaction of any sum then due from the Guarantor to the Lender under this Guarantee; and

(b)	for that purpose:
(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;
(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and
(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Lender considers appropriate.
13.2	Existing rights unaffected

The Lender shall not be obliged to exercise any of its rights under Clause 13.1; and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which the Lender is entitled (whether under the general law or any document).

14	Supplemental
14.1	Continuing guarantee

This Guarantee shall remain in force as a continuing security at all times during the Security Period.

14.2	Rights cumulative, non-exclusive

The Lender's rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

14.3	No impairment of rights under Guarantee

If the Lender omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Lender under this Guarantee.

14.4	Severability of provisions

If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

14.5	Guarantee not affected by other security

This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Lender may now or later hold in connection with the Loan Agreement.

14.6	Guarantor bound by Loan Agreement

The Guarantor agrees with the Lender to be bound by those provisions of the Loan Agreement which are applicable to it as a Security Party where the context requires in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee but in case of any conflict between the Loan Agreement and this Guarantee, the provisions of this Guarantee shall prevail.

14.7	Applicability of provisions of Guarantee to other Security Interests

Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 17 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 17.

14.8	Applicability of provisions of Guarantee to other rights

Clauses 3 and 17 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 17), being an agreement referring to this Guarantee.

14.9	Third party rights

A person who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

14.10	Effective Date

The obligations of the Guarantor under this Guarantee shall, unless otherwise provided under this Guarantee, take effect as of the Effective Date whereupon this Guarantee shall become in full force and effect and the Guarantor liable hereunder.

15	Assignment
15.1	Assignment by Lender

The Lender may assign its rights under and in connection with this Guarantee, (provided that any costs will be for the Transferee Lender) at no cost to the Guarantor, to the same extent as it may assign its rights under and subject to the provisions of the Loan Agreement.

16	Notices
16.1	Notices to Guarantor

Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:

c/o Pyxis Maritime Corp.

59 Konstantinou Karamanli Street

151 25 Marousi

Greece

Fax No: +30 210 6510 530

or to such other address which the Guarantor may notify to the Lender.

16.2	Application of certain provisions of Loan Agreement

Clauses 28.3, 28.4 and 28.5 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

16.3	Validity of demands

A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Borrowers under the Loan Agreement;
(b)	at the same time as the service of a notice under clause 19.2 of the Loan Agreement;

and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement without specifying a particular sum or aggregate sum.

16.4	Notices to Lender

Any notice to the Lender under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Lender under the Loan Agreement.

17	Invalidity of Loan Agreement
17.1	Invalidity of Loan Agreement

In the event of:

(a)

the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)

without limiting the scope of paragraph (a), a bankruptcy of any of the Borrowers, the introduction of any law or any other matter resulting in any of the Borrowers being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue);

this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or the relevant Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the relevant Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by any of the Borrowers under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

17.2	Invalidity of Finance Documents

Clause 17.1 also applies to each of the other Finance Documents to which the Borrowers are parties.

18	Governing Law and Jurisdiction
18.1	English law

This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

18.2	Exclusive English jurisdiction

Subject to Clause 18.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

18.3	Choice of forum for the exclusive benefit of the Lender

Clause 18.2 is for the exclusive benefit of the Lender, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and
(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.

18.4	Process agent

The Guarantor irrevocably appoints Atlas Maritime Services Limited at its registered office for the time being, presently at Enterprise House, 113-115 George Lane, E18 1AB London, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

18.5	Lender' rights unaffected

Nothing in this Clause 18 shall exclude or limit any right which the Lender may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

18.6	Meaning of "proceedings"

In this Clause 18, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.

This Guarantee has been entered into on the date stated at the beginning of this Guarantee.

Schedule 1

To:	Commerzbank Aktiengesellschaft
Domstraße 18
20095 Hamburg
Republic of Germany

From:	[●]

Dated:[●]

Dear Sirs

We refer to:

(a)

a loan agreement dated 26 September 2007 (as amended by a supplemental agreement dated 28 May 2010, a second supplemental agreement dated 1 December 2010, a third supplemental agreement dated [●] October 2015 and as may be further amended and supplemented from time to time, together the “Agreement”) made between (i) Thirdone Corp. and Secondone Corp. as joint and several borrowers and (ii) yourselves, as lender; and

(b)	a guarantee dated [●] October 2015 (the “Guarantee”) made between (1) ourselves, as guarantor and (2) yourselves, as lender.

This is a Compliance Certificate and attached hereto are the accounts which will provide evidence of compliance. Terms defined in the Agreement and the Guarantee have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

[We refer to paragraph (a) of clause 11.3 of the Guarantee and hereby attach the following certified documents the audited accounts of the Guarantor for the financial year ended [●].]

[We refer to paragraph (b) clause 11.3 of the Guarantee and hereby attach the following certified documents the unaudited accounts of the Guarantor for the 3-month period ended [●]].

We confirm that no Event of Default or Potential Event of Default has occurred or is continuing.

____________________________

[Director]/[Chief Financial Officer]

EXECUTION PAGE

GUARANTOR

SIGNED by	Konstantinos Lytras	)	/s/ Konstantinos Lytras
for and on behalf of		)
PYXIS TANKERS INC.		)
in the presence of:		)
Konstantinos Mexias

LENDER

SIGNED by	Konstantinos Lytras	)	/s/ Konstantinos Lytras
for and on behalf of		)
COMMERZBANK AKTIENGESELLSCHAFT		)
in the presence of:		)
Konstantinos Mexias